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September 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”); and

The Gabelli Dividend & Income Trust (“Dividend Trust”)

Dear Sir or Madam:

Electronically transmitted herewith for filing on behalf of the above named companies is a Joint Proxy Statement/Prospectus on Form N-14 regarding the spinoff transaction of Global Trust from Dividend Trust.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins, Esq.
Richard T. Prins, Esq.